To Mr. Jeff Long
SEC  via Edgar

April 3, 2014

Dear Mr. Long,

Below are our responses to your questions made in our telephone interview on March 4, 2014.  If you have further questions or need clarification, please let me know.

Sincerely,

J. Andre Weisbrod
President & CEO, STAAR Financial Advisors, Inc.

RE: Form NSAR

1. Some investments are Class A Funds.  Why?   We have invested in class A since the beginning.  However we did not pay any loads - at the time they were generally the lower expense ratio compared to B and C shares that were offered at the time.  Where we continue to hold the funds and have newer alternative share classes, we have not changed due to capital gains considerations.

2. Who receives any 12b-1 fees the underlying funds might pay?    If shareholder servicing agreements are in place with funds that pay a 12b1, Huntington Bank (the Funds’ custodian) says they receive them.

3.  Is the board comfortable investing in some funds that are class A?  Yes, for the reasons stated in Number 1.

4.  Confirm that the prospectus acquired funds fee ratios are correct.  (Verify process and calculations)    We have reviewed the calculations and believe they are correct.   And they do include 12b-1 fees expenses from the underlying funds.

5.  Change in Accountant - reasons in resigning letter did not disclose enough, including that there were no disagreements and that all fees were paid.  Reference Item 77-k requirements.   See attached letter.

Note 2 of Financial Statements

1. It states that there is no activity in derivatives for the 6 mos. ending 12/31/11.   Make sure the statement is true and correct the date, which should have been 12/31/2012.   There were no derivative positions for the year.  The date will be updated going forward.

2.  Item 4 - Principal Fees.  2 years ending in 2011 and 2012 - Are audit fees in right place?  Confirm all fees.   In 2012, the “audit-related” and “audit fees” were switched.  We will properly place going forward

3. Language RE: Advisory Agreement renewal.   Reference Form N1-A, Item 27d-6.  The language needs to be more specific.    Going forward we plan to add detail as follows in the upcoming SAI:

During a Board meeting held on December 2, 2013, the Trustees reviewed and discussed amongst other things, the renewal of the advisory agreement.  The Independent Trustees received and reviewed ongoing information throughout the year as well as met with their private counsel.  In connection with reviewing the Agreement, the Independent Trustees and the full Board also reviewed the terms of the Fund’s Rule 12b-1 plan, distribution agreement, administrative services agreement, transfer agency agreement and other material service agreements.

In connection with the contract review process, the Independent Trustees considered the factors discussed below, among others. The Independent Trustees also considered that the Advisor has managed the Fund since its inception, and the Independent Trustees believe that a long-term relationship with a capable, conscientious advisor is in the best interests of the Trust.  The Independent Trustees considered, generally, that shareholders chose to invest or remain invested in the Trust Fund knowing that the Advisor managed the Trust’s funds.

While shareholders may focus primarily on fund performance and fees, the Independent Trustees considers these and many other factors, including the quality and integrity of the Advisor’s personnel and such other issues such as back-office operations, fund valuations, and compliance policies and procedures.

The Independent Trustees reviewed:

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the nature, extent and quality of the services provided by the Advisor;

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the investment performance of the Trust;

•

the compliance with brokerage and SEC guidelines;

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the costs of the services provided and the profits realized by the Advisor from its relationship with the Trust;

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the financial condition of the Advisor;

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the extent to which economies of scale would be realized as the Trust grows; and

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whether fee levels reflect these economies of scale for the benefit of the Trust’s shareholders.

In summary the Independent trustees found that the Advisor had met expectations regarding the nature, extent and quality of services provided.  They found performance to be generally consistent with the performance of the market and peer fund families.  They examined brokerage commission rates and noted that the Adviser has no soft dollar arrangements. while acknowledging underperformance in 2013 for the stock funds and average to above average performance in the bond funds. The Independent trustees found that the Adviser appeared to be in compliance with all current SEC guidelines related to compliance with brokerage and SEC guidelines .  They are aware  that the Trust’s ratios have historically been higher than average, mostly due to the size of the funds,  the “funds of funds” structure, and the level of personal service provided by the Advisor.  They acknowledged that growth of the Funds is an objective of the Adviser, which would create economies of scale that could result in lower expense ratios.   The Independent Trustees concluded that the Advisor is financially capable of satisfying its obligations under the Agreement.

After having received the Advisor’s proposal for continuance of the Agreement and reviewing the information provided to them, the Independent Trustees concluded that based on both short-term and long-term performance of the funds and the other services provided under the Agreement, such as the selection of broker-dealers for executing portfolio transactions, monitoring adherence to the Trust’s investment restrictions, and overseeing the activities of the Trust’s other service providers, they believe that the Advisor has:

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provided quality services to the Trust as compared to similarly situated funds;

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the Trust’s advisory fee is higher than the average of comparably managed funds due to the small fund size, and

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they believe that the Advisor is providing appropriate portfolio management services to the Trust and that shareholders seeking diversified alternatives are being provided high-quality investment options.

Based on all of the information considered and the conclusions reached and in light of a weighing and balancing of all factors considered, the Independent Trustees and the full Board unanimously determined that the continuation of the Agreement is in the best interests of the Trust.  In making this determination, the Independent Trustees and the full Board did not give particular weight to any single factor identified above. The Board considered these factors over the course of numerous meetings, certain of which were in executive session with only the Independent Trustees and their independent counsel present   The Independent Trustees concluded, in light of a weighing and balancing of all factors considered, that it would be in the best interests of the Trust and its shareholders to renew the Agreement for an additional annual period.

Prospectus - May 2013

1.  STBF footnote states that .04% of advisor fees voluntarily waived.  This should not have been in there unless it was intended to be waived for another year.  Verify that it should or should not have been included and that such waivers will not be included in future unless it is extended for the following year.  Since the waiver was voluntary and was not required to be renewed, it should not have been included and will no longer be included in the footnotes.

Carson & Co, LLC

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 1006 VILLAGE COMMONS

SEWICKLEY, PA 15143

TELE (412) 741-8588

FAX (412) 741-0833

WEB carsonco.com

(INACTIVE)

March 26, 2014

To Whom It May Concern:

Regarding our withdrawal as Public Accounting Firm for the STAAR Investment Trust, our withdrawal was due to changes in our business objectives.  There were no disagreements with the Trust and all fees were paid.

Sincerely,

/s/ John F. Mavero, Jr.

     John F. Mavero, Jr.